UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):      [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   [X] Form 10-Q
                  [_] Form 10-D  [_] Form N-SAR [_] Form N-CSR

                  For Period Ended:   SEPTEMBER 30, 2006
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                  [_] Transition Report on Form 10-K
                  [_] Transition Report on Form 20-F
                  [_] Transition Report on Form 11-K
                  [_] Transition Report on Form 10-Q
                  [_] Transition Report on Form N-SAR
                  For the Transition Period Ended:

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             READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

INTERLINK ELECTRONICS, INC.
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Full Name of Registrant


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Former Name if Applicable

546 FLYNN ROAD
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Address of Principal Executive Office (STREET AND NUMBER)

CAMARILLO, CA 93012
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
  |_| Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As disclosed in the Current Report on Form 8-K filed by the Registrant on November 3, 2005, the Registrant's Audit Committee, on management's recommendation, concluded that the Registrant's financial statements for the years ended December 31, 2003 and December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon and should be restated. In connection with the restatement, an independent investigation was undertaken at the


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direction of the  Registrant's  Audit  Committee.  The Registrant  announced the completion of this independent investigation in its Current Report on Form 8-K filed on March 6, 2006.

         Since that time, the Registrant's management has worked diligently to finalize the restatement and subsequently, on July 24, 2006, the Registrant filed its Quarterly Report on Form 10-Q for the three months ended September 30, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005, which reports included the restated financial statements. Since the filing of the reports for the 2005 periods, the Registrant's management has turned its attention towards, and has worked diligently to finalize, its financial statements for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006, together with the implementation of appropriate additional internal controls over financial reporting. Due to the time and effort involved, however, the Registrant has not been able to finalize its financial statements without unreasonable effort or expense, and is not able to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2006 within the prescribed time period. The Company now expects to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2006 in December 2006.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           CHARLES C. BEST            805                484 1356
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               (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                 Yes [_]  No [X]

         The Registrant has not filed its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, but expects to file such reports on or before November 30, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes [X]  No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that its results of operations for the three months ended September 30, 2006 will reflect a net loss, but that this net loss will be less than the loss for the three months ended September 30, 2005. However, for the nine month period ended September 30, 2006, the Registrant expects a net loss that is greater than the net loss from operations for the nine months ended September 30, 2005. The Registrant is unable to estimate the amount of these net losses because it is still finalizing its financial statements for these periods.

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                          INTERLINK ELECTRONICS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  NOVEMBER 13, 2006                 By  /S/ CHARLES C. BEST
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of RegulatioN S-T (ss.232.13(b) of this chapter).


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